UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2026

Commission File Number: 001-39481

PRF Technologies Ltd.
(Translation of registrant’s name into English)

65 Yigal Alon St., Tel Aviv 6744316
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

This Report on Form 6-K, excluding Exhibit 99.1, is incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-257968 and 333-265902) and the Company’s Registration Statements on Form F-3 (Registration No. 333-282264, 333-254982, 333-276485, 333-277594, 333-283655 and 333-286941), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished

On March 16, 2026, PRF Technologies Ltd. (the “Company”) entered into an agreement (the “Agreement”) with Blade Ranger Ltd. (“Blade Ranger”), pursuant to which Blade Ranger will identify and introduce potential business prospects to the Company for the purpose of exploring commercial collaborations for DeepSolar, the Company’s solar energy business unit focused on next-generation AI-driven solar analytics.

As consideration for its services, Blade Ranger may receive warrants (the “Warrants”) to purchase 100,000 restricted ordinary shares of the Company for each of up to three prospects introduced by Blade Ranger, to the extent such prospects enter into a definitive binding agreements with the Company, on terms acceptable to the Company, for the Company’s DeepSolar product covering a minimum scope of at least 150 megawatts, for an aggregate maximum of 300,000 ordinary shares issuable upon exercise of the Warrants (the “Warrant Shares”). The Warrants will be exercisable at an exercise price of $0.01 per Warrant Share, subject to adjustment as provided therein, and will have a term of 12 months from the applicable issuance date.

The Company has agreed, upon written request from Blade Ranger, to file a registration statement registering for resale of the Warrant Shares. Blade Ranger is required to reimburse 50% of the expenses incurred by the Company in connection with the preparation, filing, and effectiveness of such registration statement.

The Agreement also contains customary confidentiality and other standard commercial provisions.

In addition, on March 17, 2026, the Company issued a press release entitled “PRF Technologies Announces Commercial Collaboration Agreement with Blade Ranger to Accelerate Large-Scale DeepSolar Commercial Engagements”. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

99.1	Press Release dated March 17, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2026	PRF TECHNOLOGIES LTD.

	By:	/s/ Ehud Geller
Ehud Geller Executive Chairman of the Board